UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934.

FIRST BANCORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A	318672201
8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B	318672300
7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C	318672409
7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D	318672508
7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E	318672607
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Lawrence Odell

Executive Vice President and General Counsel

First BanCorp.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908

(787) 729-8109

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Linda L. Griggs

Gail A. Pierce

Sean M. Donahue

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 739-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$44,051,379	$6,008.61

*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) to issue shares of common stock, par value $0.10 per share (the “Common Stock”), of First BanCorp. in exchange for shares of First BanCorp.’s (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”), and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock”). The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock are collectively referred to as “Preferred Stock.” This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows: the sum of (1) the product of (a) $17.25, the average of the high and low price per share of Series A Preferred Stock on December 7, 2012 and (b) 450,195, the number of outstanding shares of Series A Preferred Stock; (2) the product of (a) $17.88, the average of the high and low price per share of Series B Preferred Stock on December 7, 2012 and (b) 475,987, the number of outstanding shares of Series B Preferred Stock; (3) the product of (a) $18.13, the average of the high and low price per share of Series C Preferred Stock on December 7, 2012 and (b) 460,611, the number of outstanding shares of Series C Preferred Stock; (4) the product of (a) $17.25, the average of the high and low price per share of Series D Preferred Stock on December 7, 2012 and (b) 510,592, the number of outstanding shares of Series D Preferred Stock; and (5) the product of (a) $17.00, the average of the high and low price per share of Series E Preferred Stock on December 5, 2012 and (b) 624,487, the number of outstanding shares of Series E Preferred Stock. The number of shares of Preferred Stock represents the maximum number of shares of Preferred Stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Exchange Act and equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,008.61	Filing Party:	First BanCorp.
Form or Registration No.:	Form S-4	Date Filed:	December 12, 2012
File No.	333-185393

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Tender Offer Statement”) relates to an exchange offer (the “Exchange Offer”) by First BanCorp., a corporation organized under the laws of the Commonwealth of Puerto Rico (“First BanCorp” or the “Corporation”), to issue shares of First BanCorp’s common stock, par value $0.10 per share (“Common Stock”), in exchange for its outstanding shares of (i) 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C (“Series C Preferred Stock”), (iv) 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D (“Series D Preferred Stock”) and (v) 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (“Series E Preferred Stock”; collectively, “Preferred Stock”), on the terms and subject to the conditions set forth in this document and in the prospectus (incorporated by reference herein as Exhibit (a)(1)(A)) (the “Prospectus”) and the letter of transmittal (incorporated by reference herein as Exhibit (a)(1)(B)) (the “Letter of Transmittal”).

EXPLANATORY NOTE

This Amendment No. 4 to the Tender Offer Statement amends Item 12 to list a new exhibit.

Item 12. Exhibits

Exhibit Number	Exhibit Name

(a)(1)(A)	Prospectus (incorporated by reference from Form 424(b)(3) (Registration No. 333-185393), which the Corporation filed on February 15, 2013).

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Soliciting Dealer Form (incorporated by reference from Exhibit 99.2 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

(a)(1)(D)	Letter to Brokers (incorporated by reference from Exhibit 99.3 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

(a)(1)(E)	Letter to Clients (incorporated by reference from Exhibit 99.4 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Preferred Stock Proxy Statement (incorporated by reference from Schedule 14A, which the Corporation filed on February 14, 2013).

(a)(5)(B)	Common Stock Proxy Statement (incorporated by reference from Schedule 14A, which the Corporation filed on February 14, 2013).

(a)(5)(C)	Press Release, dated February 14, 2013, announcing the Exchange Offer.*

(a)(5)(D)	Additional Soliciting Material Relating to Proxies Provided by Non-Tendering Holders (incorporated by reference from Schedule 14A, which the Corporation filed on March 4, 2013).

(a)(5)(E)	Form 8-K filed by the Corporation on March 11, 2013 (incorporated by reference from the Corporation’s Current Report on Form 8-K filed on March 11, 2013).

(a)(5)(F)	Press Release, dated March 15, 2013, announcing the Relevant Price and Exchange Ratios for the Exchange Offer.*

(a)(5)(G)	Press Release, dated March 19, 2013, announcing the Extension of the Expiration Date of the Exchange Offer.

(b)	Not applicable.

(d)(1)	Consent Order, dated June 2, 2010, by and between the Federal Deposit Insurance Corporation, the Office of the Commissioner of Financial Institutions of Puerto Rico, and FirstBank Puerto Rico (incorporated by reference from Exhibit 10.1 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(2)	Written Agreement, dated June 3, 2010, by and between First BanCorp. and Federal Reserve Bank of New York (incorporated by reference from Exhibit 10.2 to the Corporation’s Current Report on Form 8-K filed on June 4, 2010).

(d)(3)	Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.1 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010).

(d)(4)	First Amendment to Exchange Agreement, dated as of December 1, 2010, by and between First BanCorp and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by First BanCorp on December 2, 2010).

(d)(5)	Warrant dated January 16, 2009 to purchase shares of First BanCorp (incorporated by reference from Exhibit 4.1 to the Form 8-K filed by the Corporation on January 20, 2009).

(d)(6)	Amended and Restated Warrant, Annex A to the Exchange Agreement by and between First BanCorp and the United States Department of the Treasury dated July 7, 2010 (incorporated by reference from Exhibit 10.2 of the Corporation’s Current Report on Form 8-K filed on July 7, 2010).

(d)(7)	Letter Agreement, dated January 16, 2009, including Securities Purchase Agreement — Standard Terms attached thereto as Exhibit A, between First BanCorp and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Corporation on January 20, 2009).

(d)(8)	Letter Agreement with the U.S. Department of the Treasury dated as of October 3, 2011 (incorporated by reference from Exhibit 10.1 of the Form 8-K filed by the Corporation on October 7, 2011).

(d)(9)	Amended and Restated Investment Agreement between First BanCorp and Thomas H. Lee Partners, L.P. (incorporated by reference from Exhibit 10.1 of the Form 8-K filed by the Corporation on July 19, 2011).

(d)(10)	Agreement Regarding Additional Shares between First BanCorp and Thomas H. Lee Partners, L.P. (incorporated by reference from Exhibit 10.25 of the Registration Statement on Form S-1/A filed by First BanCorp on October 20, 2011).

(d)(11)	Amended and Restated Investment Agreement between First BanCorp and Oaktree Capital Management, L.P. (incorporated by reference from Exhibit 10.2 of the Form 8-K filed by the Corporation on July 19, 2011).

(d)(12)	Agreement Regarding Additional Shares between First BanCorp and Oaktree Capital Management, L.P. dated October 26, 2011 (incorporated by reference from Exhibit 10.27 of the Form S-1 filed by First BanCorp on December 20, 2011).

(d)(13)	Investment Agreement between First BanCorp and funds advised by Wellington Management Company LLP, as amended (incorporated by reference from Exhibit 10.2 of the Form 8-K/A filed by the Corporation on July 19, 2011, and Exhibit 10.3 of the Form 8-K filed by the Corporation on July 19, 2011).

(d)(14)	Amendment No. 2 to Investment Agreement between First BanCorp and funds advised by Wellington Management Company LLP (incorporated by reference from Exhibit 10.28 to the Form S-1/A filed by First BanCorp on October 20, 2011).

(d)(15)	Form of Subscription Agreement between First BanCorp and private placement investors (incorporated by reference from Exhibit 10.3 of the Form 8-K filed by the Corporation on June 29, 2011).

(d)(16)	Stock Purchase Agreement between First BanCorp. and Roberto R. Herencia (incorporated by reference from Exhibit 10.36 to the Corporation’s Annual Report on Form 10-Q filed on March 13, 2012).

(d)(17)	First BanCorp’s 2008 Omnibus Incentive Plan, as amended (incorporated by reference from Schedule 14A filed by First BanCorp on November 14, 2011).

(d)(18)	Form of Stock Option Agreement for Officers and Other Employees (incorporated by reference from Exhibit 10.24 to the Form S-1/A filed by First BanCorp on July 16, 2010).

(d)(19)	Form of Restricted Stock Award Agreement (incorporated by reference from Exhibit 10.23 to the Form S-1/A filed by First BanCorp on July 16, 2010).

(d)(20)	Non-Employee Director Compensation (incorporated by reference from Exhibit 10.3 to the Corporation’s Quarterly Report on Form 10-Q filed on August 9, 2012).

(g)	Not applicable.

(h)(1)(A)	Opinion of Morgan, Lewis & Bockius LLP (incorporated by reference from Exhibit 8.1 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

(h)(1)(B)	Opinion of Pietrantoni Méndez & Alvarez LLP (incorporated by reference from Exhibit 8.2 to Amendment No. 2 to Form S-4, which the Corporation filed on February 14, 2013).

*	Previously Filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2013

FIRST BANCORP.

By:	/s/ Lawrence Odell
Name: Lawrence Odell
Title: Executive Vice President and General Counsel

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